EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Year ended September 30,
	2016	2015	2014	2013	2012
Earnings:
Pre-tax income excluding noncontrolling interests	$800,643	$798,174	$748,045	$564,187	$471,525
Fixed charges	149,350	137,753	134,366	140,708	115,992
Less: preferred stock dividends	—	—	—	—	—
Earnings	$949,993	$935,927	$882,411	$704,895	$587,517

Fixed charges:
Interest expense	$115,942	$106,741	$102,878	$109,159	$90,389
Estimated interest portion within rental expense	32,273	29,799	30,275	30,337	24,623
Amortization of debt issuance cost	1,135	1,213	1,213	1,212	980
Preferred stock dividends	—	—	—	—	—
Total fixed charges	$149,350	$137,753	$134,366	$140,708	$115,992

Ratio of earnings to fixed charges and preferred stock dividends	6.36	6.79	6.57	5.01	5.07

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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